UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Oomi Inc. d/b/a UNOMI (the "Company," "UNOMI" or "we," "us," or "our")

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 2, 2016

Physical address of issuer

838 Commonwealth Ave, Venice, CA 90291

Website of issuer

https://getunomi.com

Current number of employees

The Company has five (5) full-time employees.

Summary financial information is provided below for the most recent fiscal year ended December 31, 2022, and prior fiscal year ended December 31, 2021.

	Most recent fiscal year-end December 31, 2022	Prior fiscal year-end December 31, 2021
Total Assets	$ 38,428	$ 75,982
Cash & Cash Equivalents	$18,499	$ 4,919
Accounts Receivable	$0	$0
Short-term Debt	$ 37,389	$ (422)
Long-term Debt	$ 154,623	$ 129,623
Revenues/Sales	$543	$409
Cost of Goods Sold	$0	$0
Taxes Paid	$1,959	$4,246
Net Income/Loss	-$ 110,014	-$ 106,976

August 11, 2023

FORM C-AR: Annual Report

OOMI INC. d/b/a UNOMI



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2022

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Oomi Inc. d/b/a UNOMI, a Delaware corporation (the "Company," as well as references to "UNOMI," "we," "us," or "our") for the sole purpose of providing certain information about (i) the convertible Crowd Notes offered and sold by the Company pursuant to Regulation Crowdfunding ("Reg. CF") under the Securities Act of 1933, as amended, or the Securities Act, during fiscal year ended December 31, 2021, and (ii) the Crowd Notes offered and sold by the Company pursuant to Reg. CF during the fiscal year ended December 31, 2020, and (iii) the Crowd Notes offering by the Company pursuant to Reg. CF during the fiscal year ended December 31, 2019. A copy of this report may be found on the company's website at https://getunomi.com.

During the period from October 16, 2020 to March 22, 2021, the Company raised $106,980.00 (before offering expenses) from investors through the sale of its convertible Crowd Notes on the MicroVenture Marketplace, Inc. ("MicroVentures") portal in its Reg. CF described in the previously filed Form C, dated October 16, 2020 and this Form C-AR (this "Offering").

During fiscal year 2021, the Company raised $432,821.19 (before offering expenses) through two different sales of Crowd Notes on the MicroVentures crowdfunding portal in two offerings that were exempt from the registration requirements of the Securities Act under the exemption provided under Reg. CF, described in two previously filed Form C's, dated November 8, 2019 and July 9, 2020, respectively, and previously filed Form C-AR. As of the date of this annual report, the Company raised a total of $431,821.19 through its offerings on the MiroVentures portal and a total of $428,000.00 from this Offering.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://getunomi.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 11, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

Oomi Inc., referred to herein as the "Company," as well as references to "we," "us," or "our", is a Delaware corporation that was incorporated on September 2, 2016.

The Company is located at 838 Commonwealth Ave, Venice, CA 90291.

The Company's website is https://getunomi.com.

The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Business Overview

Our corporate name is Oomi Inc. and we do business as UNOMI. We are a Delaware corporation that was incorporated on September 2, 2016, to provide Software as a Service for animators and video game developers. We have a suite of software that we sell as a subscription to allow users to produce animated content easier and faster.

Business Plan

UNOMI is a SaaS for animators and video game developers. UNOMI leverages advanced, patent- pending voice recognition and motion capture technology that automates a lot of the most time-consuming aspects of animation production. Our voice recognition software understands human speech in multiple languages. This allows animators to easily create the speech of multiple 2D and 3D animated characters and for some, UNOMI gives them the ability to create content on a daily basis. UNOMI's motion capture software will give content creators the ability to easily track human movement within their home or studio, which will eliminate the need to rent expensive motion capture studio space and equipment. Large-scale animation studios will be able to drastically reduce costs allowing them to create more content in a significantly shorter amount of time. UNOMI has released an Augmented Reality and VR, 3D character and object plugin for Adobe software and Apples Final Cut and Motion software which will allow users to easily implement and animate 3D objects and characters quickly and easily. Each UNOMI software will be intuitive, which will eliminate a learning curve for most users.

The Company plans to significantly expand its business by increasing sales and marketing, investing in technology and product research, development, and investing in operations and infrastructure. The Company aims to achieve profitability by 2025. The capital we raised will empower us to expand our product development, increase sales and marketing efforts and grow our infrastructure and operations as we continue to aggressively grow and expand our business.

Our Products and/ or Services

Overview

Product / Service	Description	Current Market
UNOMi's 2D/3D lip-syncing	UNOMi's 2D/3D lip-syncing tool allows users to automatically sync mouth poses for 2D and 3D characters.	• Animation Studios and independent content creators.
UNOMi Voiceover	UNOMi Voiceover automated the proofing for audiobook recordings. We have advanced AI that scans audiobook recordings for errors.	• Audiobook production companies.
UNOMI Motion Capture	We believe we have developed advanced computer vision software that tracks human movement	• Animation Studios and independent content creators.

	without tracking points or a body suit. Our marker-less motion tracking software is intended to help animators, video game developers and content creators to track and add human movement to 3D characters.	
UNOMI Avatar Creator	This is a plugin for Adobe After Effects, Premiere, and Final Cut that will allow users to create a quality 3D avatar easily and quickly.	• Animation Studios and independent content creators.

- UNOMi Motion Capture Software: Software tool that allows users to track human movement from pre-recorded video. (Animation Studios and independent content creators.)

- UNOMi Avatar Builder: Software that allows users to build 3D avatars as a plugin in After Effects, Adobe Premiere and Final Cut. (Animation Studios and independent content creators.)

- UNOMi Voiceover: Software that allows Audiobook editors the ability to automatically track errors in audiobook voiceovers. (Audiobook Editors and producers like Audible.)

We have an e-commerce site that allows users to purchase a monthly or annual subscription.

Customer Base

The Company's customers are primarily in the consumer, small and medium sized business, and education markets.

Intellectual Property

Please see our intellectual property list below.

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
16917600004	METHODS AND SYSTEMS FOR GENERATING MOUTH ANIMATIONS	Method for automating the lip-syncing for animated characters.	August 13, 2018	Pending	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5361328	Software	Logo	February 7, 2017	December 19, 2017	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the following active domain names: https://getunomi.com.

Competition

The Company's primary competitors are DeepMotion and Reallusion.

The market in which our products are sold is competitive. Our products compete against similar products of some medium and small companies. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We are well positioned in the industry segments and markets in which we operate, often holding a leadership or significant market share position. Product quality, performance, value and packaging are also important differentiating factors.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

The Company's principal address is 838 Commonwealth Ave, Venice, CA 90291

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors Of the Company

Obi Onyejekwe, Director   **Dates of Board Service: September 2016 - Present**

Mr. Onyejekwe is an entrepreneur and product specialist with extensive experience building digital and entertainment companies. In a previous venture, Mr. Onyejekwe raised over $900,000 (Nito Inc.), which was acquired by AOL. Mr. Onyejekwe is a start-up founder with experience raising capital and building qualified teams. Previously, Mr. Onyejekwe was a marketing specialist for large commercial and multi-media campaigns for Fortune 500 companies, including Spike, Nickelodeon, and BET. There, Mr. Onyejekwe led and contributed to every aspect of product development which resulted in increased revenue and traction of mobile and desktop applications.

Obi Onyejekwe's Business Experience for the Last Three Years

    Employer: Oomi Inc.
    Employer's Principal Business: Software as a Service for animators and video game developers.
    Title: Director, Chief Executive Officer
    Dates of Service: September 2016 - Present
    Responsibilities: Oversaw general business operations of the company, directed business and product strategy, hired staff, led fundraising efforts.

Education: Bachelors Degree, Graphic Design, Cum Laude (Georgia State University)

Officers Of the Company

Obi Onyejekwe, Chief Executive Officer, Chief Financial Officer, and President
See "Directors of the Company" section above.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

As of the date of this Form C-AR, the Company currently has five (5) full time employees.

Employee	Description	Effective Date	Termination Date
Obi Onyejekwe	CEO	September 1, 2016	N/A
Robert Lara	Lead Software Engineer	November 9, 2022	N/A
Dafa Muhammad	Full Stack Engineer	August 02, 2022	N/A
Michael Redig	Full Stack Engineer	December 21, 2022	N/A
Lekha Mishra	Full Stack Engineer	December 8, 2022	N/A

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our employees in Los Angeles, California (USA) are not unionized.

Although we consider our current relations with our employees to be satisfactory, if major work disruptions were to occur, our business could be adversely affected by, for instance, a loss of revenues, increased costs or reduced profitability. We have not experienced a material labor disruption in our recent history, but there can be no assurance that we will not experience a material labor disruption at one of our facilities in the future in the course of renegotiation of our labor arrangements or otherwise. In addition. A work stoppage or strike at one of our production facilities, or impacting a supplier of ours or any of our customers could have an adverse impact on us by disrupting demand for our products and/or our ability to manufacture our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Obi Onyejekwe, the CEO and Robert Lara, Lead Software Engineer, of the Company. The Company has or intends to enter into employment agreements with Obi Onyejekwe, and Robert Lara although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Obi Onyejekwe, Robert Lara or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable. From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights. Any dispute or litigation regarding patents or other intellectual property could be costly and time- consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Obi Onyejekwe and Robert Lara in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Obi Onyejekwe or Robert Lara dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management, certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single- source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Apple, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations.

These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION AND OWNERSHIP

Ownership

A majority of the Company is owned by a few people and entities. Those people and entities are Obi Onyejekwe, Arama Brown, Alexnander D'Attore, Vicomtech, and Stubbs Alderton Markiles, LLP.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Obi Onyejekwe	Common Stock	79.0%

The Company currently has reserved 9.0% of outstanding Common Stock of the Company for future employees. The allocation of these securities will be determined upon the hiring of new employees. The Company has not issued shares from this stock plan.

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**") and no shares of preferred stock, par value $0.00001 per share (the "**Preferred Stock**"). On the date of this Form C-AR, 5,221,692 shares of Common Stock will be issued and outstanding and no shares of Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,221,692
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%**

** This percentage is based upon outstanding Common Stock and excludes from the calculation: (a) a total of $100,000 in investment amount of SAFE securities having a valuation cap of $2,000,000 and (b) an allocated amount of stock awards under our stock incentive plan for an aggregate of 500,000 shares of Common Stock.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type of security	Crowd Notes
Amount Outstanding	$106,980
Valuation Cap	$5,000,000 or $4,000,000
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	In the event of an Equity Financing of $1,000,000 or more, the Crowd Notes will convert into a number of shares of Standard Preferred Stock equal to the lower of: (A) The product of (1) one minus the Discount of 20%, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) The quotient resulting from dividing (1) the Valuation Cap ($4 million or $5 million, depending on whether the Purchaser is an early bird investor), as defined below by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming that for this purpose the exercise, exchange, or conversion of all securities exercisable or exchange for, or convertible into, our capital stock) immediately prior to the closing of the Qualified Equity Financing.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$100,000
Valuation Cap	$2,000,000
Anti-Dilution Rights	None.
How this Security may limit, dilute, or quality the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Information	If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, the SAFE will automatically convert into a number of shares of Standard Preferred Stock equal to one percent (1%) or three percent (3%), as the case may be, of the Company's Capitalization.

Type	Warrants
Amount Outstanding	To purchase 2.5% of the issued and outstanding capital stock of the Company on a fully-diluted basis.
Reason for Issuance; Basis of Issuance	These warrants were issued on July 2, 2019 to an affiliate of an accelerator program as partial compensation for services rendered to the Company; The warrants were issued in reliance on an exemption from Section 4(a)(2) of the Securities Act of 1933.
Term; Exercise Price	Five years; subject to the current fair market value of the Common Stock.
Voting Rights	No
Anti-Dilution Rights	Yes
How this Security may limit, dilute, or quality the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities)	2.5%

Type	Equity Awards under the Company's 2019 Stock Incentive Plan
Amount Authorized	500,000 shares of Common Stock.
Amount Outstanding	None.
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon exercise of the stock options, more shares will be outstanding, and the holders of Common Stock will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	N/A

INDEBTEDNESS OF THE COMPANY

As of the date of this Form C-AR, the Company has 187,012.79 in outstanding debt. This total is comprised of 1,114.39 of credit card debt and $185,898.40 of a loan from a shareholder.

Type of Debt	Revolving Line of Credit
Name of creditor	Obi Onyejekwe
Amount outstanding	$1,114 balance as of December 31, 2022
Interest rate & payment schedule	0% Outstanding principal balance due at maturity in one payment or multiple monthly payments not exceeding 48 months.
Describe any collateral or security	Unsecured
Maturity Date	N/A
Other material terms	Please see "Related Party Transactions" below for more information.

Type of Debt	Open Ended Revolving Line of Credit
Name of creditor	Obi Onyejekwe
Total amount of money involved	Open-ended revolving line of credit in the principal amount of $200,000.
Benefits or compensation received	Funds for operating capital.
Amount outstanding	187,012.79 balance as of December 31, 2022.
Interest rate & payment schedule	0%
Describe any collateral or security	Unsecured
Maturity Date	N/A
Other material terms	Please see "Related Party Transactions" below for more information.

PAST EXEMPT OFFERINGS OF THE COMPANY

We issued a total of shares of 4,000,000 Common Stock to our initial stockholders under Section 4(a)(2) of the Securities Act.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$40	4,000,000	N/A	September 2016	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	N/A	$100,000	Software development	April 2019	Section 4(a)(2)
Warrant to Purchase Common Stock	Sufficient rights to purchase 2.5% of the issued and outstanding capital stock of the Company on a fully-diluted basis at a future date.	N/A	Services rendered to Company in conjunction with participation in accelerator program	July 2, 2019	Section 4(a)(2)
Crowd Notes	$106,980	$106,980	Software development	January 2020	Reg. CF
Crowd Notes	$116,350.65	N/A	General Working Capital	July 9, 2020 to September 4, 2020	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Results of Operations

We had $543 in sales in the fiscal year ended December 31, 2022, and $409 in sales in the fiscal year ended December 31, 2021. Such an increase is due to organic traffic during the pandemic. We also had total other income of 165 in 2022, as compared to 345 in 2021. Such an increase in other income is due to lower interest rates and less cash reserves. Our total expenses for fiscal year 2022 were $110,180 as compared to $107,321 in the fiscal year ended 2021. The increase in total expenses is the result of inflation and more research and development. This increase is the result of the growth in our business. In addition, we had $2,141 in computer and internet expenses in fiscal year 2022, as compared to 20,894 in computer and internet expenses in 2021. Such decrease was due to lower start up expenditures compared to prior years. Our net loss was (110,014) in fiscal year 2022, compared to a net loss of (106,976) in fiscal year 2021. The increase in net loss is attributable to additional funding into the business.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2022, the Company had an aggregate of $26,228.31 in cash and cash equivalents, leaving the Company with approximately three (3) months of estimated runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

We had a net loss from operating activities of ($110,014) in fiscal year 2022, compared to a net loss of ($106,976) in fiscal year 2021. This increase in net loss is attributable to the factors described above under "*Results of Operations.*"

In January 2020, we received $106,980 (before offering expenses) from investors through the sale of our Crowd SAFE Notes on the MicroVentures crowdfunding portal in our Reg. CF offering and in September 2020 we received $116,350.65 (before offering expenses) from investors through the sale of our Crowd Notes on the MicroVentures portal in our Reg. CF offering. In fiscal year 2020, we therefore raised a total of $223,330.65 through the sale of our convertible notes and received an advance from our Chief Executive Officer in the amount of $187,012.79. For a description of our convertible notes, see "*Convertible Promissory Notes*" of this Form C-AR above.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures over the course of the next twelve months.

Material Changes and Other Information

None.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE SECURITIES

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock

We are authorized to issue 10,000,000 shares of Common Stock. As of the date of this annual report, a total of 5,063,281 shares of our Common Stock are issued and outstanding.

All of the issued and outstanding shares of our Common Stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our Common Stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Holders of our Common Stock are entitled to one vote per share of Common Stock held. Any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights. Holders of Common Stock are entitled to elect three Directors.

Dividends. Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.

Anti-Dilution Rights. The shares of Common Stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.

Preferred Stock

We are authorized to issue 0 shares of preferred stock.

SAFE Securities

Dividends

The SAFE securities, or the SAFEs, do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company upon the sale of Preferred stock at a fixed valuation, (each an "Equity Financing"), the SAFEs are convertible at the option of the Company, into SAFE Preferred Stock which are non- voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those required by law). The Company has no obligation to convert the SAFEs in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the SAFEs upon the first Equity Financing following the issuance of the SAFEs, the Investor will receive the number of SAFE Preferred Stock equal to 1.125% of the Company on a fully diluted basis (the "Equity Percentage").

Such Conversion Price shall be deemed the "First Equity Financing Price".

Conversion After the First Equity Financing

If the Company elects to convert the SAFEs upon an Equity Financing other than the first Equity Financing following the issuance of the SAFEs, the Investor will receive the number of SAFE Preferred Stock equal to the Equity Percentage.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the SAFEs, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the SAFEs to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other SAFEs that failed to act as required herein (collectively, the "Cash-Default Investors") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an IPO (as defined below) or a Change of Control (as defined below) of the Company (either of these events, a "Liquidity Event") prior to any Equity Financing, the Investor will be automatically entitled to receive a portion of such Prodceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquity Event, equal to the amount payable on the number of shares of Common Stock equal to the Equity Percentage (the "Conversion Amount").

If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"IPO" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Crowd Safe Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the SAFEs or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim;

provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the SAFEs terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the SAFEs (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The SAFEs terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the SAFEs) upon the earlier to occur of: (i) the issuance of shares in the SAFE Preferred Stock securities to the Investor pursuant to the conversion provisions of the SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the SAFEs nor the securities issuable upon the conversion of the SAFEs have voting rights. The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The SAFEs do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any SAFEs sold pursuant to Regulation CF being offered may not be transferred by any Investor of such SAFEs during the one-year holding period beginning when the Crowd Safe were issued, unless such Crowd Safe are transferred:

(1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Crowd Safe Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Crowd Safe may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the SAFEs or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the SAFEs or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.
Furthermore, upon the event of an IPO, the capital stock into which the SAFEs are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the SAFEs.

- The SAFEs do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the SAFEs, because the amount of capital stock to be issued is based on the occurrence of future events.

SAFE Securities

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified events upon which the Crowd Note would convert into capital stock of our company are (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, or (ii) a Corporate Transaction that occurs after a Qualified Equity Financing.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(A) the product of (1) one minus any applicable Discount, and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(B) the quotient resulting from dividing (1) the Valuation Cap ($4 million or $5 million, depending on whether the Purchaser is an early bird investor), as defined below by (2) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

If the Crowd Note converts in connection with a Corporate Transaction (defined above), then you will receive an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount). If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

(1)   The Company has received a loan from Obi Onyejekwe, the Company's founder, Chief Executive Officer, and sole director in the amount of $187,012.79, throughout 2022 and 2023. As of December 31, 2022, the total outstanding principal amount on this loan is $187,012.79, and the interest on this loan is 0% per month, and no interest is accruing or due.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached unaudited and unreviewed 2022 financials and unaudited and unreviewed 2021 financial statements are true and complete in all material respects.

/s/ Obi Onyejekwe
_____
(Signature)

Obi Onyejekwe
(Name)

CEO & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Obi Onyejekwe
_____
(Signature)

Obi Onyejekwe
(Name)

Director
(Title)

August 11, 2023
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

Oomi Inc
Balance Sheet
As of December 31, 2020

	Jan 31, 20	Feb 29, 20	Mar 31, 20	Apr 30, 20	May 31, 20	Jun 30, 20	Jul 31, 20	Aug 31, 20	Sep 30, 20	Oct 31, 20	Nov 30, 20	Dec 31, 20
ASSETS												
Current Assets												
Checking/Savings												
Silicon Valley Bank	106,761	87,889	80,217	65,366	55,153	43,828	27,284	18,569	12,061	7,179	3,516	1,622
Total Checking/Savings	106,761	87,889	80,217	65,366	55,153	43,828	27,284	18,569	12,061	7,179	3,516	1,622
Total Current Assets	106,761	87,889	80,217	65,366	55,153	43,828	27,284	18,569	12,061	7,179	3,516	1,622
Fixed Assets												
Intangible Assets	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929
Total Fixed Assets	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929
TOTAL ASSETS	126,690	107,818	100,146	85,295	75,082	63,757	47,213	38,498	31,990	27,108	23,445	21,551
LIABILITIES & EQUITY												
Liabilities												
Current Liabilities												
Credit Cards												
Amex CC	0	0	0	0	165	13	-91	49	316	300	56	412
Brex CC	0	63	185	63	0	0	0	0	0	0	0	0
Total Credit Cards	0	63	185	63	165	13	-91	49	316	300	56	412
Total Current Liabilities	0	63	185	63	165	13	-91	49	316	300	56	412
Long Term Liabilities												
Loan From Shareholder	135,623	128,623	128,623	123,623	123,623	123,623	118,623	118,623	118,623	123,623	126,623	127,623
Total Long Term Liabilities	135,623	128,623	128,623	123,623	123,623	123,623	118,623	118,623	118,623	123,623	126,623	127,623
Total Liabilities	135,623	128,686	128,808	123,686	123,788	123,636	118,532	118,673	118,940	123,923	126,680	128,035
Equity												
APIC	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759
Common Stock	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001
Convertible Note	105,980	105,980	105,980	105,980	105,980	105,980	105,980	105,980	105,980	105,980	105,980	105,980
Retained Earnings	-281,329	-281,329	-281,329	-281,329	-281,329	-281,329	-281,329	-281,329	-281,329	-281,329	-281,329	-281,329
Safe Note	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
Net Income	-344	-12,279	-20,073	-29,802	-40,117	-51,290	-62,730	-71,585	-78,361	-88,226	-94,645	-97,895
Total Equity	-8,934	-20,868	-28,662	-38,391	-48,707	-59,880	-71,319	-80,174	-86,950	-96,815	-103,235	-106,484
TOTAL LIABILITIES & EQUITY	126,690	107,818	100,146	85,295	75,082	63,757	47,213	38,498	31,990	27,108	23,445	21,551

Oomi Inc
Balance Sheet
As of December 31, 2021

	Jan 31, 21	Feb 28, 21	Mar 31, 21	Apr 30, 21	May 31, 21	Jun 30, 21	Jul 31, 21	Aug 31, 21	Sep 30, 21	Oct 31, 21	Nov 30, 21	Dec 31, 21
ASSETS												
Current Assets												
Checking/Savings												
Coinbase Cash	0	0	0	0	0	0	0	0	1,500	3,500	6,000	0
Silicon Valley Bank	73,662	63,830	47,523	31,632	19,266	2,642	36,706	33,674	30,056	22,798	17,819	51,133
Total Checking/Savings	73,662	63,830	47,523	31,632	19,266	2,642	36,706	33,674	31,556	26,298	23,819	51,133
Other Current Assets												
Coinbase Holdings	0	0	0	0	0	0	0	0	0	0	0	4,919
Total Other Current Assets	0	0	0	0	0	0	0	0	0	0	0	4,919
Total Current Assets	73,662	63,830	47,523	31,632	19,266	2,642	36,706	33,674	31,556	26,298	23,819	56,053
Fixed Assets												
Intangible Assets	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929
Total Fixed Assets	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929
TOTAL ASSETS	93,591	83,759	67,452	51,561	39,195	22,571	56,635	53,603	51,485	46,227	43,748	75,982
LIABILITIES & EQUITY												
Liabilities												
Current Liabilities												
Credit Cards												
Amex CC	46	1,819	-43	-273	270	24	-312	-337	964	-388	2,657	-422
Total Credit Cards	46	1,819	-43	-273	270	24	-312	-337	964	-388	2,657	-422
Total Current Liabilities	46	1,819	-43	-273	270	24	-312	-337	964	-388	2,657	-422
Long Term Liabilities												
Loan From Shareholder	129,623	129,623	129,623	129,623	129,623	129,623	129,623	129,623	129,623	129,623	129,623	129,623
Total Long Term Liabilities	129,623	129,623	129,623	129,623	129,623	129,623	129,623	129,623	129,623	129,623	129,623	129,623
Total Liabilities	129,669	131,442	129,580	129,350	129,893	129,647	129,312	129,287	130,588	129,235	132,281	129,202
Equity												
APIC	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759
Common Stock	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001
Convertible Note	178,015	178,015	178,015	178,015	178,015	178,015	222,331	222,331	222,331	222,331	222,331	267,331
Retained Earnings	-379,224	-379,224	-379,224	-379,224	-379,224	-379,224	-379,224	-379,224	-379,224	-379,224	-379,224	-379,224
Safe Note	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
Unrealized Losses	0	0	0	0	0	0	0	0	0	0	0	-1,110
Net Income	-1,629	-13,234	-27,679	-43,339	-56,249	-72,627	-82,543	-85,550	-88,969	-92,874	-98,398	-106,976
Total Equity	-36,078	-47,683	-62,128	-77,789	-90,699	-107,076	-72,677	-75,684	-79,103	-83,008	-88,532	-53,220
TOTAL LIABILITIES & EQUITY	93,591	83,759	67,452	51,561	39,195	22,571	56,635	53,603	51,485	46,227	43,748	75,982

Oomi Inc
Balance Sheet
As of December 31, 2022

	Jan 31, 22	Feb 28, 22	Mar 31, 22	Apr 30, 22	May 31, 22	Jun 30, 22	Jul 31, 22	Aug 31, 22	Sep 30, 22	Oct 31, 22	Nov 30, 22	Dec 31, 22
ASSETS												
Current Assets												
Checking/Savings												
Silicon Valley Bank	44,608	39,197	31,232	29,265	14,474	26,911	23,921	17,609	12,123	1,850	19,455	13,580
Total Checking/Savings	44,608	39,197	31,232	29,265	14,474	26,911	23,921	17,609	12,123	1,850	19,455	13,580
Other Current Assets												
Coinbase Holdings	4,919	4,919	4,919	4,919	4,919	4,919	4,919	4,919	4,919	4,919	4,919	4,919
Total Other Current Assets	4,919	4,919	4,919	4,919	4,919	4,919	4,919	4,919	4,919	4,919	4,919	4,919
Total Current Assets	49,528	44,116	36,152	34,184	19,393	31,830	28,841	22,528	17,042	6,770	24,374	18,499
Fixed Assets												
Intangible Assets	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929
Total Fixed Assets	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929	19,929
TOTAL ASSETS	69,457	64,045	56,081	54,113	39,322	51,759	48,770	42,457	36,971	26,699	44,303	38,428
LIABILITIES & EQUITY												
Liabilities												
Current Liabilities												
Credit Cards												
Amax Platinum CC	0	0	0	0	0	0	5,346	132	3,178	1,566	588	1,115
Amex CC	-27	718	-46	1,604	2,662	1,542	-144	2,445	-48	-17	13	-1
Total Credit Cards	-27	718	-46	1,604	2,662	1,542	5,202	2,577	3,130	1,550	601	1,114
Other Current Liabilities												
Due to Pirate Pixel	0	0	0	0	0	0	0	0	1,275	11,275	36,275	36,275
Payroll Liabilities	-4,694	-9,387	0	-615	-1,956	0	-224	-447	0	-183	-462	0
Total Other Current Liabilities	-4,694	-9,387	0	-615	-1,956	0	-224	-447	1,275	11,093	35,813	36,275
Total Current Liabilities	-4,720	-8,669	-46	989	706	1,542	4,979	2,130	4,405	12,642	36,414	37,389
Long Term Liabilities												
Loan From Shareholder	129,623	129,623	129,623	129,623	129,623	154,623	154,623	154,623	154,623	154,623	154,623	154,623
Total Long Term Liabilities	129,623	129,623	129,623	129,623	129,623	154,623	154,623	154,623	154,623	154,623	154,623	154,623
Total Liabilities	124,903	120,955	129,577	130,612	130,330	156,165	159,602	156,753	159,028	167,265	191,037	192,013
Equity												
APIC	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759	41,759
Common Stock	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001	25,001
Convertible Note	267,331	267,331	267,331	274,831	274,831	274,831	274,281	278,761	278,241	277,821	277,401	276,981
Retained Earnings	-486,200	-486,200	-486,200	-486,200	-486,200	-486,200	-486,200	-486,200	-486,200	-486,200	-486,200	-486,200
Safe Note	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000
Unrealized Losses	-1,110	-1,110	-1,110	-1,110	-1,110	-1,110	-1,110	-1,110	-1,110	-1,110	-1,110	-1,110
Net Income	-2,226	-3,690	-20,277	-30,779	-45,287	-58,686	-64,562	-72,506	-79,747	-97,837	-103,584	-110,014
Total Equity	-55,446	-56,910	-73,497	-76,499	-91,008	-104,406	-110,833	-114,296	-122,057	-140,567	-146,734	-153,584
TOTAL LIABILITIES & EQUITY	69,457	64,045	56,081	54,113	39,322	51,759	48,770	42,457	36,971	26,699	44,303	38,428

Oomi Inc
Profit & Loss
January through December 2020

	Jan 20	Feb 20	Mar 20	Apr 20	May 20	Jun 20	Jul 20	Aug 20	Sep 20	Oct 20	Nov 20	Dec 20	TOTAL
Ordinary Income/Expense													
Income													
Income	67	34	101	34	351	385	419	351	726	0	0	0	2,468
Total Income	67	34	101	34	351	385	419	351	726	0	0	0	2,468
Expense													
Bank Service Fee	15	15	0	0	0	0	0	0	15	15	15	15	90
Computer and Internet Expense													
Webhosting	0	63	63	63	165	57	57	891	887	63	63	63	2,435
Computer and Internet Expense - Other	0	109	0	0	156	0	0	0	0	0	0	0	265
Total Computer and Internet Expense	0	172	63	63	321	57	57	891	887	63	63	63	2,700
Corporate Taxes	0	0	0	0	677	0	850	0	0	0	790	-50	2,267
Marketing	0	1,750	0	0	0	1,295	1,645	0	450	400	0	350	5,890
Meals	0	0	0	0	0	0	0	0	0	264	0	0	264
Outside Services	0	147	122	0	0	0	0	541	300	0	0	0	1,111
Payroll Processing Fees	0	0	0	0	0	0	131	0	79	77	77	75	439
Payroll Taxes													
FICA	0	0	0	0	0	0	161	381	230	84	344	191	1,390
FUI	0	0	0	0	0	0	13	30	18	7	18	0	85
SUI	0	0	0	0	0	0	71	169	102	37	102	0	482
Total Payroll Taxes	0	0	0	0	0	0	245	580	350	128	464	191	1,957
Professional Fees													
Accounting	0	0	0	0	0	2,000	3,000	0	0	2,500	0	0	7,500
Artists	0	0	800	700	0	4,500	0	0	359	247	0	0	6,605
Legal	397	384	2,910	0	2,294	0	3,979	1,643	2,109	4,440	517	107	18,778
Programmers	0	9,500	4,000	12,000	7,375	3,750	0	594	0	659	0	0	37,878
Total Professional Fees	397	9,884	7,710	12,700	9,669	10,250	6,979	2,237	2,467	7,845	517	107	70,761
Salaries	0	0	0	0	0	0	2,100	4,975	3,000	1,100	4,500	2,500	18,175
Total Expense	412	11,968	7,895	12,763	10,667	11,602	12,007	9,224	7,548	9,892	6,426	3,251	103,654
Net Ordinary Income	-344	-11,935	-7,794	-12,729	-10,315	-11,217	-11,588	-8,873	-6,822	-9,892	-6,426	-3,251	-101,187
Other Income/Expense													
Other Income													
Amex Cash Rebate	0	0	0	0	0	44	148	18	0	27	7	1	245
EIDL Grant	0	0	0	3,000	0	0	0	0	0	0	0	0	3,000
Interest Income	0	0	0	0	0	0	0	0	47	0	0	0	47
Total Other Income	0	0	0	3,000	0	44	148	18	47	27	7	1	3,292
Net Other Income	0	0	0	3,000	0	44	148	18	47	27	7	1	3,292
Net Income	-344	-11,935	-7,794	-9,729	-10,315	-11,173	-11,440	-8,855	-6,776	-9,865	-6,420	-3,249	-97,895

Oomi Inc
Profit & Loss

January through December 2021

	Jan 21	Feb 21	Mar 21	Apr 21	May 21	Jun 21	Jul 21	Aug 21	Sep 21	Oct 21	Nov 21	Dec 21	TOTAL
Ordinary Income/Expense													
Income													
Income	0	0	34	0	0	0	0	0	376	0	0	0	409
Total Income	0	0	34	0	0	0	0	0	376	0	0	0	409
Expense													
Bank Service Fee	15	15	0	0	0	0	15	0	0	0	0	15	60
Computer and Internet Expense													
Webhosting	60	60	60	60	1,487	1,324	1,294	1,369	1,261	0	1	0	6,975
Computer and Internet Expense - Other	295	2,291	4,835	258	40	194	250	82	219	3,550	1,881	25	13,919
Total Computer and Internet Expense	355	2,351	4,895	318	1,526	1,518	1,544	1,451	1,480	3,550	1,882	25	20,894
Corporate Taxes	0	0	0	30	677	0	0	0	0	0	0	0	707
Interest Expense	0	-12	0	0	0	0	0	0	0	0	0	0	-12
Marketing	0	2,266	1,096	-410	39	15	27	210	20	32	20	20	3,334
Payroll Processing Fees	156	80	80	80	80	80	80	80	80	80	80	150	1,106
Payroll Taxes													
FICA	0	0	857	0	0	964	0	0	337	0	0	654	2,811
FUI	0	0	67	0	0	34	0	0	4	0	0	2	107
SUI	0	0	392	0	0	196	0	0	21	0	0	12	621
Total Payroll Taxes	0	0	1,316	0	0	1,194	0	0	361	0	0	668	3,539
Professional Fees													
Accounting	0	0	0	0	0	375	0	0	0	0	3,000	0	3,375
Legal	0	0	1,299	0	0	0	0	0	1,158	0	0	0	2,457
Programmers	0	200	2,500	10,900	6,000	9,900	5,900	0	0	0	0	25	35,425
Professional Fees - Other	0	0	0	50	45	0	0	0	0	0	0	0	95
Total Professional Fees	0	200	3,799	10,950	6,045	10,275	5,900	0	1,158	0	3,000	25	41,352
Salaries	0	0	11,200	0	0	12,600	0	0	4,400	0	0	8,550	36,750
Total Expense	526	4,900	22,386	10,967	8,367	25,681	7,567	1,741	7,498	3,662	4,982	9,453	107,730
Net Ordinary Income	-526	-4,900	-22,353	-10,967	-8,367	-25,681	-7,567	-1,741	-7,123	-3,662	-4,982	-9,453	-107,321
Other Income/Expense													
Other Income													
Interest Income	14	0	86	0	27	39	27	34	27	28	0	62	345
Total Other Income	14	0	86	0	27	39	27	34	27	28	0	62	345
Other Expense													
Ask	1,118	6,705	-7,823	4,694	4,571	-9,264	2,377	1,300	-3,677	271	542	-814	0
Total Other Expense	1,118	6,705	-7,823	4,694	4,571	-9,264	2,377	1,300	-3,677	271	542	-814	0
Net Other Income	-1,103	-6,705	7,908	-4,694	-4,543	9,303	-2,350	-1,266	3,704	-243	-542	876	345
Net Income	**-1,629**	**-11,605**	**-14,444**	**-15,661**	**-12,910**	**-16,378**	**-9,916**	**-3,007**	**-3,419**	**-3,905**	**-5,524**	**-8,578**	**-106,976**

Oomi Inc
Profit & Loss
January through December 2022

	Jan 22	Feb 22	Mar 22	Apr 22	May 22	Jun 22	Jul 22	Aug 22	Sep 22	Oct 22	Nov 22	Dec 22	TOTAL
Ordinary Income/Expense													
Income													
Income	0	0	0	0	0	34	34	34	376	0	34	34	543
Total Income	0	0	0	0	0	34	34	34	376	0	34	34	543
Expense													
Bank Service Fee	15	0	0	0	0	15	710	0	15	15	110	15	895
Computer and Internet Expense													
Webhosting	0	0	0	0	199	0	0	0	0	0	31	77	307
Computer and Internet Expense - Other	385	25	25	25	25	517	79	104	178	264	13	196	1,835
Total Computer and Internet Expense	385	25	25	25	224	517	79	104	178	264	44	272	2,141
Corporate Taxes													
Local Taxes	0	0	0	0	0	9	0	0	0	0	0	0	9
Corporate Taxes - Other	0	0	0	28	0	0	0	0	0	0	0	0	28
Total Corporate Taxes	0	0	0	28	0	9	0	0	0	0	0	0	37
Filing Fees	450	0	0	50	0	0	0	0	0	0	0	0	500
Marketing	165	754	22	58	142	22	42	22	22	22	22	22	1,315
Payroll Processing Fees	80	80	80	80	80	70	70	70	70	111	70	88	949
Payroll Taxes													
FICA	0	0	964	0	0	149	0	0	46	0	0	67	1,226
FUI	0	0	76	0	0	12	0	0	4	0	0	51	142
SUI	0	0	441	0	0	68	0	0	21	0	0	23	553
Total Payroll Taxes	0	0	1,481	0	0	229	0	0	71	0	0	141	1,922
Professional Fees													
Accounting	0	0	0	0	0	0	0	0	0	0	0	850	850
Legal	1,158	0	0	3,704	0	0	0	0	1,312	1,312	0	0	7,486
Programmers	0	0	1,838	6,600	11,600	9,525	3,056	5,156	5,349	16,366	5,035	4,425	68,950
Professional Fees - Other	0	618	588	0	2,499	1,095	1,953	2,625	0	0	500	0	9,878
Total Professional Fees	1,158	618	2,426	10,304	14,099	10,620	5,009	7,781	6,661	17,678	5,535	5,275	87,164
Salaries	0	0	12,600	0	0	1,950	0	0	600	0	0	650	15,800
Total Expense	2,253	1,477	16,633	10,545	14,545	13,432	5,910	7,977	7,616	18,090	5,781	6,464	110,723
Net Ordinary Income	-2,253	-1,477	-16,633	-10,545	-14,545	-13,398	-5,877	-7,944	-7,241	-18,090	-5,747	-6,431	-110,180
Other Income/Expense													
Other Income													
Interest Income	27	13	46	43	36	0	0	0	0	0	0	0	165
Total Other Income	27	13	46	43	36	0	0	0	0	0	0	0	165
Net Other Income	27	13	46	43	36	0	0	0	0	0	0	0	165
Net Income	-2,226	-1,463	-16,587	-10,503	-14,508	-13,398	-5,877	-7,944	-7,241	-18,090	-5,747	-6,431	-110,014